UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2007

Commission File Number: 000-22628

ARCADIS N.V.

(Translation of registrant’s name into English)

Nieuwe Stationsstraat 10

6811 KS Arnhem

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A

PRESS RELEASE	ARCADIS NV Nieuwe Stationsstraat 10 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

ARCADIS EXPANDS ENVIRONMENTAL CONSULTANCY IN THE U.K.

ARNHEM, THE NETHERLANDS – October, 29, 2007 — ARCADIS (EURONEXT: ARCAD), the international consultancy, design and engineering company, announced today that it has agreed terms to acquire 100% of the shares of the U.K.-based environmental consultant Vectra Group Ltd. (Vectra). Vectra employs approx. 110 people and has gross revenues of over GBP 10 million with returns in line with ARCADIS overall margin. The offer provides for a consideration of GBP 6 million. The selling party is Volvere Plc. an investing company, which held the shares of Vectra since May 2003. The transaction is conditional upon approval from Volvere shareholders and is likely to be completed within the next three weeks. It is expected that the acquisition will be immediately accretive to earnings per share. No further financial details were disclosed.

Vectra provides health, safety, risk-management and other environmental consultancy services to predominantly clients in the oil, gas and nuclear industries and in the transportation sector. In the next few months, the company will be fully integrated into the existing environmental activities of ARCADIS in the U. K. The acquisition of Vectra brings the total number of ARCADIS staff in the UK to over a 1000, with more than 300 in environment.

“Vectra strengthens our position in the U.K. environmental market and complements our client list with an additional number of large multinational firms”, says Michiel Jaski, member of the Executive Board of ARCADIS. “The acquisition of Vectra meets our objective to broaden the portfolio of environmental consultancy services for our multinational clients, At the same time we can offer our extensive range of services to Vectra’s clients, so there is ample opportunity to create additional growth through synergies.”

“This transaction comes at exactly the right time for Vectra. Within Volvere we strengthened our services offering and focused on specific activities with good growth potential. Now, as part of ARCADIS, we expect to speed up growth and further increase our margins.” says John Field, director of the Process division of Vectra. “In addition, we see solid synergy opportunities on the basis of ARCADIS know-how and experience in the environmental field and expect to benefit from the strong relationships ARCADIS has with multinational customers”.

ARCADIS is an international company providing consultancy, design and engineering and management services in infrastructure, environment and facilities, to enhance mobility, sustainability and quality of life. ARCADIS develops, designs, implements, maintains and operates projects for companies and governments. With more than 12,000 employees and $2 billion in gross revenue, the company has an extensive international network that is supported by strong local market positions.

Imagine the result

For more information, contact:

Joost Slooten of ARCADIS NV at +31.26.3778604 or j.slooten@arcadis.nl

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company’s actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company’s ability to acquire and execute projects. These and other risks are described in ARCADIS’ filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCADIS N.V.

Date: October 29, 2007	By:	/s/ H.L.J. Noy
H.L.J. Noy
Chief Executive Officer